Filed by Berry Plastics Group, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed under Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: AEP Industries Inc. (“AEP”)

SEC File No. of AEP: 001-35117

Berry’s 4th Quarter Fiscal 2016 Earnings Conference Call

On November 29, 2016, Berry Plastics Group, Inc. (“Berry”) hosted a conference call to review its Fourth Quarter and Fiscal Year 2016 Results. The following are excerpts from the transcript of certain portions of the call relating to the proposed merger with AEP Industries Inc. (“AEP”).

Management Discussion Section

Operator

Good day, ladies and gentlemen, and welcome to the Berry Plastics earnings conference call. At this time, all participants are in a listen-only mode. Later, there will be a question-and-answer session, and instructions will follow at that time. [Operator Instructions] As a reminder, this conference call is being recorded.

I would now like to turn the conference over to Dustin Stilwell, Head of Investor Relations. Sir, you may begin.

Dustin Stilwell

Head-Investor Relations, Berry Plastics Group, Inc.

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An archived audio replay of this conference will also be available on the company's website. We would like to make it clear that certain statements made today may be forward-looking statements. These statements are made based upon management's expectations and beliefs concerning future events impacting the company and therefore involve a number of uncertainties and risk, including but not limited to those described in our earnings release, Annual Report on Form 10-K and other filings with the SEC. Therefore, the actual results of operations or financial condition of the company could differ materially from those expressed or implied in our forward-looking statements.

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Mark W. Miles

Chief Financial Officer, Berry Plastics Group, Inc.

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Note that we are providing financial guidance for fiscal year 2017 assuming a February 1 closing for the AEP transaction. To the extent that the closing is different, the impact will be included in our updated guidance and subsequent quarter conference calls.

We have targeted our fiscal 2017 adjusted free cash flow at $550 million, which was reduced by the $60 million tax receivable payment that was made in the first fiscal quarter. This estimate assumes no impact to working capital and constant currency rates.

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Within our adjusted free cash flow guidance, we are also assuming other cash taxes primarily related to international jurisdictions of $80 million and other cash uses of $60 million, primarily related to items such as integration expenses and synergy realization cost associated with Avintiv and AEP.

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Thomas E. Salmon

President & Chief Operating Officer, Berry Plastics Group, Inc.

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The potential combination of AEP with Berry's Engineered Materials division offers the opportunity for significant value creation for Berry and AEP shareholders alike as we realize procurement and operating cost savings across the two organizations. Our initial expectation is to realize $50 million of annual cost synergies within the first two years. I'm pleased to report that we have received early termination of the HSR waiting period from the FTC, and we anticipate the close of the transaction to be completed in the March quarter, subject to the approval of AEP shareholders.

With respect to guidance for fiscal 2017, as Mark discussed, our adjusted free cash flow target is $550 million and assumes successful closing on our acquisition of AEP effective February 1, 2017.

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Question And Answer Section

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Mark W. Miles

Chief Financial Officer, Berry Plastics Group, Inc.

Good morning. So we have – as Tom I think noted in the opening comments, we received early termination, so the regulatory approval from the FTC is complete. And so now we're just going through the registration process with the SEC, and we will be filing an amendment soon. So I would say it's on track, normal course. Obviously, it could have went faster had we not been subject to the random review by the SEC, but we were. So we're just going through that process as normal. And again, our next amendment should be filed in the next week.

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With respect to AEP, we still feel very comfortable with the annual cash flow that it will generate around $85 million on a normalized basis. In fiscal 2017, however, it is a de minimis impact to our fiscal 2017 results because: A), we only have it for eight months; and more importantly, B), we will have all of the closing costs associated with the acquisition that will impact our free cash flow, such as advisor fees, et cetera, as well as the normal synergy-related cost that we have at the beginning. So the impact to 2017 is very modest, but we still feel very good about the $85 million of free cash that it will add once we get past these startup costs from the acquisition.

With respect to FX, we use basically the end of September's rates. I will tell you we have very little impact from FX. The biggest impact is the euro related to translation. So for us, FX, as you can see in our reported results, has a fairly modest impact due to our heavy concentration in North America, in the U.S. specifically.

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And with respect to interest rates, we have a 1% floor on our floating rate debt. So we have about $2 billion of floating rate debt. To the extent that LIBOR stays below 1%, it's not relevant. To the extent it goes above 1%, you would just have to take that impact times around $2 billion to determine the impact, which will become less as the year unfolds as we pay down that debt because that's the debt that we're paying down throughout the year.

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Okay. We do have – again, we continue to feel confident with the $50 million of cost synergies for AEP. The impact of those synergies is built into our outlook for fiscal 2017, but they're offset again by the costs associated with achieving those that come up front in the transaction. But there is an amount baked in, around $20 million in fiscal 2017.

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And with respect to the tax rate, it was impacted by a couple factors. One was the new accounting regulations that allow – you can take the benefit of stock compensation expense relative to our stock options, as well as the R&D tax credit and some one-time tax planning projects that we completed in the quarter.

Chris D. Manuel

Analyst, Wells Fargo Securities LLC

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[W]hat's the current synergy target for Avintiv, how much have you got via year end and still embedded into 2017? And then with the timing being moved back a little bit for AEP or at least kind of as we had modeled things or thought about things, the $50 million, do you have a sense of timing for that coming through both 2017 and 2018, or kind of how that phases?

Mark W. Miles

Chief Financial Officer, Berry Plastics Group, Inc.

I think with – Chris, good morning. It's Mark, again. With respect to the Avintiv synergy, we still feel good about the $80 million of synergy, $50 million of that realized in our fiscal 2016 results and the remaining $30 million in our fiscal 2017 results. As we identify more synergies related to that transaction that will be upside to the guidance that we've provided with respect to Avintiv.

AEP again, we still feel very confident with the $50 million synergy and I would expect similar to Avintiv that in the second year, we'll be on a full run rate basis. And as we identify more synergies, just as we did with Avintiv, we'll update the market on a quarterly basis.

Chris D. Manuel

Analyst, Wells Fargo Securities LLC

Okay. Do you think that you can get to maybe half of those in the eight months you own it this year, if I were splitting it? Would that be a fair way to think about it or...?

Mark W. Miles

Chief Financial Officer, Berry Plastics Group, Inc.

Yeah, just under that.

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Jason A. Freuchtel

Analyst, SunTrust Robinson Humphrey, Inc.

Got you. And then I guess in terms of your synergy expectation, I think I noticed in your proxy, you shared that you didn't receive pricing information from AEP. I guess in terms of expecting some synergy benefit from sourcing and pricing, what is it that gives you confidence that you can achieve your synergy expectations both in fiscal 2017 as well as in fiscal 2018?

Thomas E. Salmon

President & Chief Operating Officer, Berry Plastics Group, Inc.

I would say – this is Tom – shareholders should continue to note that our sourcing scale and benefit provide really a valuable competitive advantage for Berry, and I think it's clear historically, some other acquisitions we've done, we've demonstrated the ability to execute on those synergies and we feel very confident in our ability to do so here as well.

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Tyler J. Langton

Analyst, JPMorgan Securities LLC

Got it. Thanks. And just last question on working capital, I know you guided to flat for 2017. But I guess, sort of ultimately with AEP, do you think you could get some working capital gains going forward?

Jonathan D. Rich, PhD

Chairman, Chief Executive Officer & Director, Berry Plastics Group, Inc.

As we get deeper into that acquisition and to the extent we have opportunities there, we'll certainly update our guidance and look forward to doing that. But for now, we think the right way to view it is flat assumption conservatively for next year.

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Alexander Gerhard Hutter

Analyst, Jefferies LLC

So first, just back to AEP, it's our understanding that annual negotiations with resin suppliers take place typically in the calendar fourth quarter. With the AEP deal closing in February, are you able to leverage the scale of polyethylene purchases you gain from AEP throughout the entire system in 2017, or is that more of a 2018 event now?

Thomas E. Salmon

President & Chief Operating Officer, Berry Plastics Group, Inc.

Listen, clearly I'll reiterate the sourcing scale definitely benefits us in terms of resin negotiations. While there may be some calendarization when agreements are negotiated, that happens really depending on the opportunity. And clearly we certainly will begin those negotiations with AEP, and we believe that we'll be able to capture the associated benefit from that.

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Danny Moran

Analyst, Macquarie Capital (USA), Inc.

Hey, guys. Good morning. Thanks for taking my questions. I just had a follow-up on Brian's question on the implied fiscal 17 EBITDA guidance. And just a bigger picture bridge, it sounds like we have $30 million from additional Avintiv synergies, eight months of AEP EBITDA, synergies from AEP and then volume growth. You had impressive price/cost in fiscal 2016. Are you anticipating some of this reverses?

Mark W. Miles

Chief Financial Officer, Berry Plastics Group, Inc.

We do have the lag benefit that we received in fiscal 2016 which was just under $10 million. We removed that from our fiscal 2017 guidance. Otherwise, we assume no additional upside.

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George Leon Staphos

Analyst, Bank of America Merrill Lynch

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Do you think given your spending level relative to your current depreciation which is whatever north of $500 million that there're any areas that perhaps need some reinvestment? Maybe it doesn't occur in 2017 but maybe 2018 or 2019 on a more accelerated basis or you feel pretty comfortable with the run rate of $315 million relative to the base of business that exists today?

Mark W. Miles

Chief Financial Officer, Berry Plastics Group, Inc.

I think we feel very comfortable with the $300 million capital budget, plus again about $20 million for AEP which is how you get to the $315 million and achieving the growth rates that we've talked about today.

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Forward-Looking Statements

Statements in this release that are not historical, including statements relating to the expected future performance of the Company, are considered “forward looking” and are presented pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. You can identify forward-looking statements because they contain words such as “believes,” “expects,” “may,” “will,” “should,” “would,” “could,” “seeks,” “approximately,” “intends,” “plans,” “estimates,” “anticipates” “outlook,” or “looking forward,” or similar expressions that relate to our strategy, plans or intentions. All statements we make relating to our estimated and projected earnings, margins, costs, expenditures, cash flows, growth rates and financial results or to our expectations regarding future industry trends are forward-looking statements. In addition, we, through our senior management team, from time to time make forward-looking public statements concerning our expected future operations and performance and other developments. These forward-looking statements are subject to risks and uncertainties that may change at any time, and, therefore, our actual results may differ materially from those that we expected.

Important factors that could cause actual results to differ materially from our expectations, which we refer to as cautionary statements, are disclosed under “Risk Factors” and elsewhere in our Annual Report on Form 10-K and subsequent filings with the Securities and Exchange Commission, including, without limitation, in conjunction with the forward-looking statements included in this release. All forward-looking information and subsequent written and oral forward-looking statements attributable to us, or to persons acting on our behalf, are expressly qualified in their entirety by the cautionary statements. Some of the factors that we believe could affect our results include: (1) risks associated with our substantial indebtedness and debt service; (2) changes in prices and availability of resin and other raw materials and our ability to pass on changes in raw material prices on a timely basis; (3) the impact of potential changes in interest rates: (4) performance of our business and future operating results; (5) risks related to our acquisition strategy and integration of acquired businesses; (6) reliance on unpatented know-how and trade secrets; (7) increases in the cost of compliance with laws and regulations, including environmental, safety, and production and product laws and regulations; (8) risks related to disruptions in the overall economy and the financial markets may adversely impact our business; (9) catastrophic loss of one of our key manufacturing facilities, natural disasters, and other unplanned business interruptions; (10) risks of competition, including foreign competition, in our existing and future markets;(11) general business and economic conditions, particularly an economic downturn; (12) potential failure to realize the intended benefits of the acquisition of Avintiv, including the inability to realize the anticipated cost synergies in the anticipated amounts or within the contemplated timeframes or cost expectations; (13) increased exposure to international risks as a result of the acquisition of Avintiv, including foreign currency exchange rate risk and the risks of compliance with applicable export controls, sanctions, anti-corruption laws and regulations and (14) the other factors discussed in the under the heading “Risk Factors” in our Annual Report on Form 10-K and subsequent filings with the Securities and Exchange Commission. In addition, we note that the closing of the acquisition of AEP, is subject to the satisfaction or waiver of each of the applicable closing conditions, and that the actual closing date will depend on the date of AEP stockholder approval and the satisfaction or waiver of the other applicable closing conditions. Any delay in the completion of the acquisition would defer our ability to realize the intended benefits of the acquisitions and would be expected to reduce our financial results from the projected levels. These risks, as well as other risks associated with the proposed acquisition of AEP, are more fully discussed in the registration statement on Form S-4 (File No. 333-213803), as amended and supplemented, that Berry filed with the SEC in connection with the proposed transaction. We caution you that the foregoing list of important factors may not contain all of the material factors that are important to you. Accordingly, readers should not place undue reliance on those statements. All forward-looking statements are based upon information available to us on the date of this release. We undertake no obligation to publicly update or revise any forward-looking statement as a result of new information, future events or otherwise, except as otherwise required by law.

Additional Information and Where to Find It

In connection with the proposed transaction, Berry has filed a registration statement on Form S-4 with the SEC that includes the preliminary proxy statement of AEP and that also constitutes a preliminary prospectus of Berry. After the registration statement is declared effective, AEP plans to mail to its stockholders the definitive proxy statement/prospectus. AEP and Berry may also file other documents with the SEC regarding the proposed transaction. This document is not a substitute for the proxy statement/prospectus or registration statement or any other document which AEP or Berry may file with the SEC. Investors are urged to read the registration statement, the proxy statement/prospectus and any other relevant documents when they are available, as well as any amendments or supplements to these documents, carefully and in their entirety because they contain important information.

Investors may obtain free copies of the registration statement, including the preliminary proxy statement/prospectus, and other relevant documents filed by Berry and AEP with the SEC through the website maintained by the SEC at www.sec.gov, or by contacting AEP’s information agent at Georgeson, 1290 Avenue of the Americas, 9th Floor, New York, New York 10104, (800) 561-3947 or Berry at Berry Plastics Group, Inc., 101 Oakley Street, Evansville, Indiana 47710, Attn: Dustin Stilwell, Head of Investor Relations, (812) 306-2964.

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to buy, sell or solicit any securities or any proxy, vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be deemed to be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in Solicitation Relating to the Merger

Berry, AEP and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from AEP’s shareholders in respect of the proposed transaction. Information regarding Berry’s directors and executive officers can be found in Berry’s definitive proxy statement filed with the SEC on January 20, 2016 and its 2015 Annual Report filed with the SEC on November 23, 2015 as well as its other filings with the SEC. Information regarding AEP’s directors and executive officers can be found in AEP’s definitive proxy statement filed with the SEC on February 25, 2016 and its 2015 Annual Report filed with the SEC on January 14, 2016, as well as its other filings with the SEC. Additional information regarding the interests of such potential participants are included in the preliminary proxy statement/prospectus and other relevant documents filed with the SEC in connection with the proposed transaction. These documents are available free of charge on the SEC’s website and from Berry and AEP, as applicable, using the sources indicated above.